30 September 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 300,000 Reed Elsevier PLC ordinary shares at a price of 830.9442p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 93,316,684 ordinary shares in treasury, and has 1,172,944,294 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 35,831,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 173,000 Reed Elsevier NV ordinary shares at a price of €14.8339 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 57,349,493 ordinary shares in treasury, and has 675,722,762 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 20,736,406 shares.